CUSIP No. 17462Q107
	13D	page 1 of 6

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

CITIZENS FIRST CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

17462Q107

(CUSIP Number)

C. Bradford Harris

Executive Vice President and

Corporate General Counsel

Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, Kentucky 40233

(502) 499-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Alan K. MacDonald

Frost Brown Todd LLC

400 West Market Street

32nd Floor

Louisville, Kentucky 40202

Telephone (502) 589-5400

November 19, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 17462Q107
	13D	(page 2 of 6)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Porter Bancorp, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [✓] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Kentucky
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	81,058
	8	SHARED VOTING POWER	311,270
	9	SOLE DISPOSITIVE POWER	81,058
	10	SHARED DISPOSITIVE POWER	311,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		392,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		19.4%
14	TYPE OF REPORTING PERSON		CO

CUSIP No. 17462Q107
	13D	(page 3 of 6)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Maria L. Bouvette

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [✓] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS		AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	5,000
	8	SHARED VOTING POWER	392,555
	9	SOLE DISPOSITIVE POWER	5,000
	10	SHARED DISPOSITIVE POWER	392,555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		397,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		19.7%
14	TYPE OF REPORTING PERSON		IN

CUSIP No. 17462Q107
	13D	(page 4 of 6)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. J. Chester Porter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [✓] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS		AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	392,555
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	392,555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		392,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		19.4%
14	TYPE OF REPORTING PERSON		IN

CUSIP No. 17462Q107
	13D	(page 5 of 6)

This Amendment No. 1 is filed to correct the number of shares subject to option agreements to 311,270 instead of 311,603 as originally reported. Exhibit 1 is also amended and attached hereto in its entirety. Exhibit 2 is also amended with respect to the parties entering into option agreements with PBIB.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Exhibit

1.	Joint Filing Agreement dated as of October 15, 2009 between PBIB, Porter and Bouvette (filed herewith).

2.	Form of Option Agreement between PBIB and certain shareholders of Issuer (filed herewith).

CUSIP No. 17462Q107
	13D	(page 6 of 6)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Date: November 19, 2009

PORTER BANCORP, INC.

By	/S/ J. CHESTER PORTER
Name:	J. Chester Porter, Chairman of the Board and General Counsel

By	/S/ J. CHESTER PORTER
Name:	J. Chester Porter

By	/S/ MARIA L. BOUVETTE
Name:	Maria L. Bouvette